UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                           The A Consulting Team, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

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                                   000881 10 2
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                                 (CUSIP Number)

                             William A. Newman, Esq.
                                McGuireWoods LLP
                   1345 Avenue of the Americas, Seventh Floor
                               New York, NY 10105
                                 (212) 548-2164
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 21, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO.    000881 10 2
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============== =================================================================
1
               NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
               ONLY) Andrew Harry Ball
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2
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)

               (a)
               (b)
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3
               SEC USE ONLY
--- ----------------------------------------------------------------------------
4
               SOURCE OF FUNDS (See Instructions)

               WC
--- ----------------------------------------------------------------------------
5
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)
--- ----------------------------------------------------------------------------
6
               CITIZENSHIP OR PLACE OF ORGANIZATION

               British Virgin Islands
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                                            7       SOLE VOTING POWER
    NUMBER OF SHARES
    BENEFICIALLY OWNED                             303,531 (See Item 5)
    BY EACH REPORTING PERSONSHARES
                                        -------- -------------------------------
                                            8       SHARED VOTING POWER
    BY EACH REPORTING PERSON

                                        -------- -------------------------------
    WITH                                    9       SOLE DISPOSITIVE POWER

                                                    2,303,531(See Item 5)

                                        -------- -------------------------------
                                           10       SHARED DISPOSITIVE POWER


================================================================================

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,303,531 (See Item 5)
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12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

               EXCLUDES CERTAIN SHARES

               (See Instructions)
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13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               21.3% (See Item 5)
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14             TYPE OF REPORTING PERSON (See Instructions)

               IN
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

Item 1     Security and Issuer.

                  This Statement relates to shares of the Common Stock, par value $.01 per share (the "Shares"), of The A Consulting Team, Inc. (the "Company" or "TACT"). The principal executive offices of the Company are located at 200 Park Avenue South, Suite 900, New York, New York 10003.

Item 2     Identity and Background.

(a) This Statement is filed by Andrew Harry Ball, an individual, by virtue of his direct holdings of securities of Vanguard Info-Solutions Corporation, a New Jersey Corporation ("Vanguard"), a privately-held company. The Reporting Person has entered into an agreement under which, subject to the terms and conditions set forth therein, he will receive 2,303,531 Shares.

(b) The principal business address of the Reporting Person is 51 Baume Trocade, Frejus, France.

(c) The Reporting Person is self-employed as a business executive and private investor.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3     Source and Amount of Funds or Other Consideration.

                  The consideration to be used in acquiring 2,303,531 Shares will be 3,150 of the 10,000 issued and outstanding shares of Vanguard. The acquisition of the Shares will occur pursuant to the Share Exchange Agreement (the "Share Exchange Agreement"), dated as of January 21, 2005, among the Company, Vanguard and the shareholders of Vanguard, including the Reporting Person, a copy of which has been filed by the Company as Exhibit 2.1 to its Current Report on SEC Form 8-K filed on January 26, 2005. The provisions, terms and conditions of the Share Exchange Agreement are summarized under Item 5 of this Schedule.

Item 4     Purpose of Transaction.

                  The Reporting Person intends to acquire 2,303,531 of the 7,312,796 Shares to be issued under the Share Exchange Agreement in order to change the control of the Company. The businesses that Vanguard operates in the United States and India offer services that may be useful to clients of the Company, and the Reporting Person accordingly believes that the combined operations of Vanguard and its subsidiaries and the Company could result in increased revenues from the Company's current clients as well as revenues from new clients. The Reporting Person and the other shareholders of Vanguard, each of whom will also be exchanging its shares of Vanguard for Shares, intend to control TACT so as to combine the operations of the respective businesses.

(a) The shareholders of Vanguard other than the Reporting Person also are parties to the Share Exchange Agreement with the Company. Under that agreement, the other shareholders of Vanguard will receive, on closing of the exchange transaction, 5,009,265 Shares in exchange for their 6,850 shares of Vanguard in addition to the 2,303,531 Shares to be issued to the Reporting Person. The acquisition of the Shares to be acquired by the Reporting Person and the other Vanguard shareholders is contingent upon the satisfaction of several conditions, including (i) the acquisition by Oak Finance Investments Limited, ("Oak"), a British Virgin Islands company, of 1,024,697 Shares from Shmuel BenTov (the "Shareholder"), the principal shareholder of the Company, in exchange for a cash purchase price of $10.25 per share (provided that if the Company does not pay a dividend on the Shares of $0.75 per Share on or prior to the consummation of the purchase and sale of the Shareholder's Shares to Oak, then the purchase price per Share payable to the Shareholder will be increased by the amount of the difference between $0.75 and the amount of any dividend actually paid), (ii) the issuance to Oak of 625,000 Shares (the "Firm Shares") by the Company in exchange for a cash purchase price of $5,000,000 and (iii) the issuance to Oak or assignees of Oak of up to an additional 625,000 of the Shares (the "Additional Shares") if purchased by Oak or its assignees at the same time as the Firm Shares for a cash purchase price of $8.00 per share. The transactions between Oak and the Company are the subject of a separate statement on Schedule 13D to be filed by Oak. The Reporting Person understands that Oak's statement on
Schedule 13D will be filed on or about the date of the filing of this Statement. Reference is made to the statement on Schedule 13D filed or to be filed by Oak for a more complete understanding of the provisions, terms and conditions of its understandings with the Shareholder and with the Company.

                  (d) The current board of directors of the Company is expected to change in that it will be expanded from four to five members. Further, under the terms of the Share Exchange Agreement, William Miller and Steven S. Mukamal, two of the four current directors of the Company, will remain in office as directors. Andrew Harry Ball and William A. Newman are expected to be named as additional members of the Company's board of directors. Of these four, Messrs. Miller and Mukamal are independent directors. The fifth director will be independent, as well.

                  (e) The present capitalization of the Company will change after giving effect to the transactions contemplated by the Share Exchange Agreement, the Company Stock Purchase Agreement and the Shareholder Stock Purchase Agreement by increasing the amount of Shares outstanding by (i) at least 625,000 (the Firm Shares) and as many as 1,250,000 Shares (the Firm Shares plus the Additional Shares) under the Company Stock Purchase Agreement, and (ii) 7,312,796 Shares under the Share Exchange Agreement. (f) The shareholders of Vanguard, including the Reporting Person, intend that the Company's current IT consulting business will be operated as a single unit together with the domestic operations of Vanguard that focuses on the IT consulting business in the United States and markets the services of the call center and business process outsourcing operations of Vanguard's international subsidiaries.

                  (g) The shareholders of Vanguard, including the Reporting Person, intend that following the exchange, subject to shareholder approval, the Company will change its name to "Vanguard Info-Solutions International Inc."

                  Except as described above in this Item 4, the Reporting Person has not formulated any plans or proposals that relate to or would result in any matter required to be described in response to paragraphs (a) through (j) of
Item 4 of this Schedule 13D.

Item 5     Interests in Securities of the Issuer.

                  (a) As of the date of this Statement, the Reporting Person is the direct beneficial owner of 2,303,531 Shares, or approximately 22.61%, of the 10,190,230 Shares (the "Pro Forma Outstanding Shares") that are anticipated to be outstanding after giving effect to (i) the exchange of Shares for shares of Vanguard that is contemplated by the Share Exchange Agreement and (ii) the purchase of the minimum number of shares to be purchased by Oak under its stock purchase agreement with the Company, according to the information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. The respective numbers of Shares that are directly beneficially owned by each of the other Vanguard shareholders is as follows:

    Excalibur Investment Group Limited                           4,972,701
    Berenson Investments LLC                                        36,564

                  The Reporting Person beneficially owns no Shares other than those reported in this Statement. The beneficial ownership of Shares by the Reporting Person arises solely as a result of his right under the Share Exchange Agreement to acquire such Shares within 60 days after the date of that agreement in exchange for 3,150 of the 10,000 issued and outstanding shares of Vanguard.

                  The right of the Reporting Person and each other Vanguard shareholder to be issued the Shares by TACT under the Share Exchange Agreement and the obligations of TACT to issue Shares to the Vanguard shareholders is subject to certain conditions, including:

      o the accuracy of TACT's representations and warranties in the Share Exchange Agreement;

      o TACT's material performance of and compliance with the covenants and obligations that it is required to perform or to comply with under the Share Exchange Agreement, including the payment of a dividend of not less than $0.75 per share to its holders of record as of date to be announced;

      o     the delivery of a legal opinion;

      o the absence of legal proceedings that challenge or seek damages or other relief in connection with any of the transactions contemplated by the Share Exchange Agreement, or that may prevent or interfere with the contemplated transactions;

      o the absence of any material adverse change in the business, operations, properties, prospects, results of operations or condition (financial or otherwise) of TACT or any of its subsidiaries;

      o the consummation of the transactions contemplated by Oak's agreements with the Shareholder and with TACT; and

      o the approval by the shareholders of TACT of the issuance of shares to the Vanguard shareholders under the Share Exchange Agreement and to Oak under its agreement with the Company.

                  The obligation of TACT to issue the Shares to the Reporting Person and to the other Vanguard shareholders in exchange for their shares of Vanguard is subject to certain closing conditions, including:

      o the accuracy of the representations and warranties made by the Vanguard shareholders in the Share Exchange Agreement, both as to Vanguard and as to the Vanguard shareholders;

      o the performance of and compliance with the covenants and obligations that the Vanguard shareholders are required to perform or comply with under the Share Exchange Agreement;

      o     the delivery of a legal opinion;

      o the absence of any legal proceeding that challenges or seeks damages or other relief in connection with any of the transactions contemplated by the Share Exchange Agreement, or that may prevent or interfere with the contemplated transactions;

      o the absence of any material adverse change in the business, operations, properties, prospects, results of operations or condition (financial or otherwise) of Vanguard and its subsidiaries; and

      o the sale by Castor Finance Private Company Ltd. ("Castor"), an Indian subsidiary of Vanguard, of shares of Vanguard Info-Solution Ltd., a second Indian subsidiary, to Vanguard, and the sale or liquidation of Castor.

(b) Assuming the consummation of the exchange of Shares under the Share Exchange Agreement, following the completion of those acquisitions, the Reporting Person will have the direct power to vote and direct the disposition of the 2,303,531 Shares he will acquire.

(c) The Reporting Person has not effected any transactions in the Shares during the 60 days prior to the date of this Statement.

(d) The Reporting Person has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares that he will hold after completion of the Exchange.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Registration Rights. The Shares to be issued to the Reporting Person under the Share Exchange Agreement are restricted shares and may not be sold or otherwise transferred unless the sale or other transfer is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). After the Reporting Person acquires Shares from TACT, the Reporting Person will have the right to cause TACT to register his Shares for resale in accordance with the requirements of the Securities Act. If after the closing TACT proposes to register shares of its common stock under the Securities Act (other than on certain forms), it has agreed that it will first give written notice to the Reporting Person and other Vanguard stockholders of its intention to so register such shares of the Company's Common Stock and, upon the written request of the Vanguard stockholders to include in such registration Shares received in the exchange transaction, TACT will use commercially reasonable efforts to cause all such Shares to be included in TACT's registration on the same terms and conditions as the securities otherwise being sold in such registration. If, however, there is a managing underwriter and the managing underwriter advises TACT that the inclusion of all Shares requested to be included in such registration would be materially detrimental to the successful marketing (including pricing) of the common stock proposed to be registered by TACT, then the number of Shares proposed to be included in such registration will be reduced before any other Shares proposed to be included in such registration.

                  Escrow of Shares. At the time of closing of the acquisition of the Shares pursuant to the terms of the escrow agreement, the form of which is attached to the Share Exchange Agreement as Exhibit D thereto, TACT will deposit into escrow with an institutional escrow agent 1,000,000 shares (the "Escrowed Shares") of the 4,972,701 Shares that are to be issued to Excalibur Investment Group Limited ("Excalibur") under the Share Exchange Agreement. The Escrowed Shares will be deposited into escrow to secure the indemnification obligations of Excalibur pursuant to Article 11 of the Share Exchange Agreement. The Escrowed Shares are subject to cancellation pursuant to Section 11.3 of the Share Exchange Agreement and the escrow agreement. Cancellation of Escrowed Shares occurs if TACT makes a claim for indemnification in accordance with the applicable terms of the Share Exchange Agreement and the claim is resolved in favor of the claimant, either by agreement of the parties or through arbitration conducted in accordance with the applicable terms of the Share Exchange Agreement.

                  The Escrowed Shares that remain in escrow upon the later to occur of (i) the first anniversary of the closing and (ii) the date on which any claims that are outstanding on the first anniversary of the closing have been resolved, are to be delivered to Excalibur or its assignees.

                  The right to vote the Escrowed Shares remains with the Excalibur during the pendency of the escrow. Any dividends paid on the Escrowed Shares during the pendency of the escrow will be added to the property that the Escrow Agent holds and is available for distribution under the escrow agreement.

      The escrow agreement provides that it may be amended only by a written agreement signed by TACT, Excalibur and the escrow agent. Custodial Arrangements. The Reporting Person has agreed to appoint T. V. Govindarajan as its custodian and attorney-in-fact to effect the transactions contemplated by the Share Exchange Agreement. The Reporting Person has further provided a certificate in which he certifies as to certain matters regarding the shares of Vanguard to be delivered to the Company at the closing in exchange for the Shares to be issued to him. The respective forms of the custody agreement and the shareholder's certificate appear as Exhibits B and C attached to the Share Exchange Agreement.

                  Advisory Arrangement. Vanguard and Berenson & Company, LLC have entered into an agreement for financial advisory services, dated June 28, 2004, a copy of which is attached as Exhibit II to this Statement. Berenson Investments LLC, one of the shareholders of Vanguard that has agreed to become a holder of Shares in accordance with the Share Exchange Agreement, is an affiliate of Berenson & Company, LLC. Under the financial advisory services agreement, Berenson & Company has agreed to provide such financial advisory services as Vanguard and Berenson may agree. Vanguard has agreed that a portion of its fee (up to $150,000 payable with respect to the exchange transaction under the Share Exchange Agreement) may be paid in Shares. The Shares are to be issued to Berenson on the closing of the exchange transaction and are to be valued based on the average trading price of the Shares during the 30 days prior to the closing. The agreement has a minimum term ending on June 28, 2005 and may thereafter be terminated by either party.

                  Other than set forth above, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7 Material to be Filed as Exhibits.

                  Exhibit 1 Share Exchange Agreement, dated as of January 21, 2005, among Vanguard Info-Solutions Corporation (a New Jersey corporation formerly known as B2B Solutions, Inc.), the Vanguard Stockholders named therein, the authorized representative named therein and The A Consulting Team, Inc., incorporated by reference to Exhibit
                               2.1 of the Current Report of The A Consulting Team, Inc. on Form 8-K dated January 26, 2005.

                  Exhibit 2 Financial Advisory Services Agreement, dated June 28, 2004, between Vanguard and Berenson & Company, LLC, as amended on January 25, 2005, incorporated by reference to Exhibit 2 of the
                               Schedule 13D filed by Excalibur Investment Group Limited dated January 26, 2005.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                         ---------------------------------------
                                         /s/  Andrew Harry Ball
                                         ---------------------------------------
                                              Andrew Harry Ball
                                         ---------------------------------------
Date:  January 26, 2005